Exhibit 99.1

ITAÚ UNIBANCO HOLDING S.A. CNPJ 60.872.504/0001-23 A Publicly-Held Company NIRE 35300010230 ANNOUCEMENT TO THE MARKET In compliance with Official Letter No. 7/2020-CVM/SEP, Itaú Unibanco Holding S.A. (“Company”) announces to its stockholders and the market in general that the Company’s executives will join the live event “Itaú Day 2022”, about “Itaú Unibanco’s strategy.” Participants: Co-chairmen of the Board of Directors: Pedro Moreira Salles and Roberto Setubal All members of the Executive Committee: Alexandre Grossmann Zancani, Alexsandro Broedel, André Luis Teixeira Rodrigues, André Sapoznik, Carlos Fernando Rossi Constantini, Flávio Augusto Aguiar de Souza, Leila Cristiane Barbosa Braga de Melo, Matias Granata, Milton Maluhy Filho (CEO), Pedro Paulo Giubbina Lorenzini, Ricardo Ribeiro Mandacaru Guerra and Sergio Guillinet Fajerman. Group Head of Investor Relations and Market Intelligence: Renato Lulia Jacob Date and time: Sept. 1st, 2022. From 8 am to 11 am (EDT). Fully digital event. Links to access: https://live.popcast.com.br/itauday2022/Default_eng.aspx https://www.itau.com.br/investor-relations https://www.youtube.com/BancoItau São Paulo (State of São Paulo), August 23, 2022. RENATO LULIA JACOB Group Head of Investor Relations and Market Intelligence